

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 20, 2007

Mr. David P. Suleski, Chief Financial Officer
Canyon Resources Corporation
14172 Denver West Parkway
Suite 250
Golden, CO 80401

>   **Re:**   **Canyon Resources Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed March 2, 2007**
>   **File No. 001-11887**

Dear Mr. Suleski:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page 68

Note 3. Summary of Significant and Adoption of New Accounting Policies, page 69

1.   We note on page 41 that you owned 1.2 million shares of Gold Resource
        Corporation. We further note that you sold the shares of Gold Resource
        Corporation and Breckenridge Minerals for a gain of $0.9 million. Please explain
        to us how you accounted for these investments and why they had a zero basis in
        your consolidated balance sheets.

Warrant Liability, page 71

2.   We note you adopted the provisions of FSP No. EITF 00-19-2 as of October 1,
        2006 as it relates to certain registration payment arrangements underlying your
        outstanding warrants. We understand such warrants were previously recognized
        as a liability in accordance with EITF 00-19 and that you have concluded a
        liability is not probable for the payment of liquidating damages related to these
        registration payment arrangements as of adoption of FSP No. EITF 00-19-2. We
        note you have recorded the effect of transition to your statement of operations for
        the year ended December 31, 2006. However, it appears the guidance of
        paragraphs 17 and 19 and Example 7 of Appendix A of FSP No, EITF 00-19-2
        state the cumulative effect adjustment should be recorded to the opening balance
        of retained earnings. Please revise your statements and disclosures as
        appropriate.

Stock-Based Compensation, page 72

3.   We note from your policy disclosures that you have adopted SFAS 123R but we
        could not locate disclosure of your accounting policy in accordance with this
        guidance. Please disclose how you account for stock-based compensation in your
        policy footnote.

Note 6. Property, Plant and Mine Development, page 74

4.   We note that you recorded a $1.6 million gain on an asset exchange with
        Newmont. Please explain to us how you determined the accounting treatment of
        the asset exchange transaction. In your response, cite the specific accounting
        literature that you applied in determining the accounting treatment. In addition,
        tell us how you considered the guidance of APB 29, SFAS 153 and other related
        literature.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant